Exhibit 12

GENERAL MOTORS COMPANY AND SUBSIDIARIES
COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	Years Ended December 31,
	2014	2013	2012	2011	2010
Income (loss) from continuing operations before income taxes and equity income	$2,152	$5,648	$(30,257)	$5,985	$5,737
Fixed charges excluding capitalized interest	1,925	1,206	943	960	1,326
Amortization of capitalized interest	22	18	12	7	1
Dividends from nonconsolidated affiliates	1,827	661	1,544	1,350	1,171
Earnings (losses) available for fixed charges	$5,926	$7,533	$(27,758)	$8,302	$8,235

Interest and related charges on debt	$1,798	$1,070	$805	$799	$1,155
Portion of rentals deemed to be interest	127	136	138	161	171
Interest capitalized in period	70	81	117	91	62
Total fixed charges	1,995	1,287	1,060	1,051	1,388
Preferred stock dividends grossed up to a pre-tax basis	1,281	2,528	859	844	1,703
Combined fixed charges and preferred stock dividends	$3,276	$3,815	$1,919	$1,895	$3,091

Ratio of earnings to fixed charges	2.97	5.85		7.90	5.93
Ratio of earnings to combined fixed charges and preferred stock dividends	1.81	1.97		4.38	2.66

Earnings in the year ended December 31, 2012 were inadequate to cover fixed charges by $28.8 billion and combined fixed charges and preferred stock dividends by $29.7 billion.